Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cambium Networks Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-232341) on Form S-8 of Cambium Networks Corporation of our report dated May 3, 2019, except for note 12 and note 13, as to which the date is June 12, 2019, with respect to the consolidated balance sheet of Cambium Networks Corporation as of December 31, 2018, the related consolidated statements of operations, comprehensive income/(loss), shareholders’ (deficit)/equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of Cambium Networks Corporation.

/s/ KPMG LLP

London, United Kingdom

March 23, 2020